FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1       Name and Address of Company

Avalon Rare Metals Inc. (“Avalon” or the “Company”)
130 Adelaide Street West
Suite 1901
Toronto, ON M5H 3P5

Item 2       Date of Material Change

December 19, 2014.

Item 3       News Release

A news release was disseminated on December 19, 2014 through the facilities of Newsfile and subsequently filed on SEDAR.

Item 4       Summary of Material Change

On December 19, 2014, the Company closed a non-brokered private placement (the “Private Placement”), issuing 8,981,781 flow through common shares (“Flow-Through Shares”) at a price of $0.27 per Flow-Through Share for aggregate gross proceeds of $2,425,080.87. The Company also issued non-transferrable finder’s warrants equal to 6% of the number of Flow-Through Shares sold to non-insiders, with each finder’s warrant being exercisable to acquire one common share of the Company at a price of $0.27, commencing six months from the closing date for a term of 24 months from the closing date. An insider of the Company subscribed for 185,000 Flow-Through Shares.

Item 5       Full Description of Material Change

On December 19, 2014, the Company closed its Private Placement, issuing 8,981,781 Flow-Through Shares at a price of $0.27 per Flow-Through Share $2,425,080.87. The Flow-Through Shares qualify as a “flow-through share” within the meaning of the Income Tax Act (Canada) (the “Tax Act”).

Secutor Capital Management Corporation, and its affiliates, acted as a finder for the Company, and were paid a cash commission of $142,507.85, being 6% of the gross proceeds related to non-insider subscribers and issued 527,806 non-transferrable finder’s warrants, being equal to 6% of the number of Flow-Through Shares sold to non-insiders, with each finder’s warrant being exercisable to acquire one common share of the Company at a price of $0.27, commencing six months from the closing date for a term of 24 months from the closing date. The finders warrants were allocated as follows: 262,508 to each of Secutor Capital Management Corporation and Marquest Asset Management Inc., and 2,790 to Accilent Capital Management Inc.

Donald Bubar, President, CEO and a Director of the Company (the “Insider”) subscribed for 185,000 Flow-Through Shares. The participation by the Insider is considered a “related party transaction” for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) issued by Canadian provincial securities regulatory authorities. However, his participation is not subject to the minority approval and formal valuation requirements under MI 61-101 since there is an applicable exemption from these requirements, as neither the fair market value of the subject matter, nor the fair market value of the consideration for the transaction, insofar as it involves the interested parties, exceeded 25% of Avalon’s market capitalization. Mr. Bubar is a director of the Company and disclosed his interest in the Private Placement to the board of directors of the Company. The participation of Mr. Bubar was also approved by the Company’s Audit Committee.

Mr. Bubar now beneficially owns and controls 2,085,000 Common Shares, representing approximately 1.52% of the issued and outstanding Common Shares on an undiluted basis.

The securities issued are subject to a hold period expiring April 20, 2015 in accordance with the rules and policies of the Toronto Stock Exchange (“TSX”) and applicable Canadian securities laws.

The proceeds from the sale of the Flow-Through Shares will be used to fund eligible exploration work on Avalon’s East Kemptville Tin-Indium Project, in Yarmouth, Nova Scotia., its Separation Rapids Lithium Minerals Project near Kenora, Ontario and its Nechalacho Rare Earth Elements Project at Thor Lake in the Northwest Territories.

Item 6       Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7       Omitted Information

Not applicable.

Item 8       Executive Officer

Donald S. Bubar, President & Chief Executive Officer, (416) 364-4938.

Item 9       Date of Report

December 23, 2014.

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to how the Company plans to use the net proceeds from the Private Placement and the adequacy of cash available to fund planned activities.. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.sedar.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.